Domenic J. Dell'Osso, Jr.
Executive Vice President and
Chief Financial Officer

6100 North Western Avenue Oklahoma City, Oklahoma 73118

September 15, 2016

Via EDGAR

H. Roger Schwall
Assistant Director - Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 25, 2016 Form 8-K filed August 4, 2016 Response Letter dated July 12, 2016 File No. 1-13726
Ladies and Gentlemen:

This letter sets forth the response of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated September 1, 2016. We have repeated below the Staff’s comment and followed the comment with the Company’s response.

Form 8-K filed August 4, 2016

Exhibit 99.1

1.
As noted in comment five of our letter dated April 7, 2016 and comment two of our letter dated May 19, 2016, your presentation of adjusted earnings (loss) per share does not include reconciliations on a per share basis to its most directly comparable GAAP measure. Further revised your presentation to provide reconciliations on a per share basis as proposed in Exhibit A of your response letter dated June 2, 2016. See question 102.05

Securities and Exchange Commission

of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

Response:

We acknowledge the Staff’s comment and will revise the presentation, on a prospective basis, of adjusted earnings (loss) per share to include reconciliations on a per share basis to net income (loss) available to common shareholders, its most directly comparable GAAP measure, as proposed in Exhibit A.
* * * * *
Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson, our Chief Accounting Officer, at (405) 935-9229, J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.
Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Tull Florey, Baker Botts L.L.P.

EXHIBIT A

CHESAPEAKE ENERGY CORPORATION
RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON STOCKHOLDERS
(in millions, except per share data)
(unaudited)

THREE MONTHS ENDED:	JUNE 30, 2016
	$	Shares(a)	$/Share(c) (d)
Net loss available to common stockholders	$(1,792)	724	$(2.48)

Adjustments:
Unrealized losses on commodity and interest rate derivatives	546		0.76
Unrealized losses on supply contract derivatives	37		0.05
Restructuring and other termination costs	3		—
Provision for legal contingencies	82		0.11
Impairment of oil and natural gas properties	1,045		1.44
Impairments of fixed assets and other	6		0.01
Net gains on sales of fixed assets	(1)		—
Gains on purchases or exchanges of debt	(68)		(0.09)
Other	(3)		—
Tax effect of above items(b)	—		—
Adjusted net loss available to common stockholders(c) (Non-GAAP)	(145)		(0.20)

Preferred stock dividends	42		0.06
Total adjusted net loss attributable to Chesapeake (Non-GAAP)	$(103)		$(0.14)

(a)	Weighted average common and common equivalent shares outstanding do not include 114 shares that were considered antidilutive for calculating earnings per share in accordance with GAAP.

(b)	Our effective tax rate in the three months ended June 30, 2016 was 0%; thus, there is no tax effect on the reconciling adjustments.

(c)
Adjusted net income and adjusted earnings per common share are not measures of financial performance under accounting principles generally accepted in the United States (GAAP), and should not be considered as an alternative to net income available to common stockholders or earnings per share. Adjusted net income available to common stockholders and adjusted earnings per share exclude certain items that management believes affect the comparability of operating results. The company believes these adjusted financial measures are a useful adjunct to earnings calculated in accordance with GAAP because:

(i)	Management uses adjusted net income available to common stockholders to evaluate the company's operational trends and performance relative to other oil and natural gas producing companies.

(ii)	Adjusted net income available to common stockholders is more comparable to earnings estimates provided by securities analysts.

(iii)
Items excluded generally are one-time items or items whose timing or amount cannot be reasonably estimated. Accordingly, any guidance provided by the company generally excludes information regarding these types of items.

(d)	We have revised our presentation of adjusted loss per share to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.

CHESAPEAKE ENERGY CORPORATION
RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON STOCKHOLDERS
(in millions, except per share data)
(unaudited)

THREE MONTHS ENDED:	JUNE 30, 2015
	$	Shares(a)	$/Share(b) (c)
Net loss available to common stockholders	$(4,151)	662	$(6.27)

Adjustments:
Unrealized losses on commodity and interest rate derivatives	301		0.45
Unrealized gains on supply contract derivatives	(220)		(0.33)
Restructuring and other termination costs	(4)		(0.01)
Provision for legal contingencies	334		0.50
Impairment of oil and natural gas properties	5,015		7.58
Impairments of fixed assets and other	84		0.13
Net losses on sales of fixed assets	1		—
Other	(3)		—
Tax effect of above items	(1,483)		(2.24)
Adjusted net loss available to common stockholders(b) (Non-GAAP)	(126)		(0.19)

Preferred stock dividends	43		0.06
Total adjusted net loss attributable to Chesapeake (Non-GAAP)	$(83)		$(0.13)

(a)	Weighted average common and common equivalent shares outstanding do not include 115 shares that were considered antidilutive for calculating earnings per share in accordance with GAAP.

(b)
Adjusted net income and adjusted earnings per common share are not measures of financial performance under accounting principles generally accepted in the United States (GAAP), and should not be considered as an alternative to net income available to common stockholders or earnings per share. Adjusted net income available to common stockholders and adjusted earnings per share exclude certain items that management believes affect the comparability of operating results. The company believes these adjusted financial measures are a useful adjunct to earnings calculated in accordance with GAAP because:

(i)	Management uses adjusted net income available to common stockholders to evaluate the company's operational trends and performance relative to other oil and natural gas producing companies.

(ii)	Adjusted net income available to common stockholders is more comparable to earnings estimates provided by securities analysts.

(iii)
Items excluded generally are one-time items or items whose timing or amount cannot be reasonably estimated. Accordingly, any guidance provided by the company generally excludes information regarding these types of items.

(c)	We have revised our presentation of adjusted loss per share to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.

CHESAPEAKE ENERGY CORPORATION
RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON STOCKHOLDERS
(in millions, except per share data)
(unaudited)

SIX MONTHS ENDED:	JUNE 30, 2016
	$	Shares(a)	$/Share(c) (d)
Net loss available to common stockholders	$(2,756)	$695	$(3.97)

Adjustments:
Unrealized losses on commodity and interest rate derivatives	591		0.85
Unrealized losses on supply contract derivatives	17		0.03
Restructuring and other termination costs	3		—
Provision for legal contingencies	104		0.15
Impairment of oil and natural gas properties	1,898		2.73
Impairments of fixed assets and other	44		0.06
Net gains on sales of fixed assets	(5)		(0.01)
Loss on sale of investment	10		0.02
Gains on purchases or exchanges of debt	(168)		(0.24)
Other	(2)		—
Tax effect of above items(b)	—		—
Adjusted net loss available to common stockholders(c) (Non-GAAP)	(264)		(0.38)

Preferred stock dividends	85		0.12
Total adjusted net loss attributable to Chesapeake (Non-GAAP)	$(179)		$(0.26)

(a)	Weighted average common and common equivalent shares outstanding do not include 113 shares that were considered antidilutive for calculating earnings per share in accordance with GAAP.

(b)	Our effective tax rate in the six months ended June 30, 2016 was 0%; thus, there is no tax effect on the reconciling adjustments.

(c)
Adjusted net income and adjusted earnings per common share are not measures of financial performance under accounting principles generally accepted in the United States (GAAP), and should not be considered as an alternative to net income available to common stockholders or earnings per share. Adjusted net income available to common stockholders and adjusted earnings per share exclude certain items that management believes affect the comparability of operating results. The company believes these adjusted financial measures are a useful adjunct to earnings calculated in accordance with GAAP because:

(i)	Management uses adjusted net income available to common stockholders to evaluate the company's operational trends and performance relative to other oil and natural gas producing companies.

(ii)	Adjusted net income available to common stockholders is more comparable to earnings estimates provided by securities analysts.

(iii)
Items excluded generally are one-time items or items whose timing or amount cannot be reasonably estimated. Accordingly, any guidance provided by the company generally excludes information regarding these types of items.

(d)	We have revised our presentation of adjusted loss per share to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.

CHESAPEAKE ENERGY CORPORATION
RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON STOCKHOLDERS
(in millions, except per share data)
(unaudited)

SIX MONTHS ENDED:	JUNE 30, 2015
	$	Shares(a)	$/Share(b) (c)
Net loss available to common stockholders	$(7,933)	662	$(11.99)

Adjustments:
Unrealized losses on commodity and interest rate derivatives	565		0.86
Unrealized gains on supply contract derivatives	(220)		(0.33)
Restructuring and other termination costs	(14)		(0.02)
Provision for legal contingencies	359		0.54
Impairment of oil and natural gas properties	9,991		15.09
Impairments of fixed assets and other	88		0.13
Net losses on sales of fixed assets	4		0.01
Tax rate adjustment	(17)		(0.03)
Other	(7)		(0.01)
Tax effect of above items	(2,900)		(4.38)
Adjusted net loss available to common stockholders(b) (Non-GAAP)	(84)		(0.13)

Preferred stock dividends	86		0.13
Total adjusted income attributable to Chesapeake (Non-GAAP)	$2		$—

(a)	Weighted average common and common equivalent shares outstanding do not include 115 shares that were considered antidilutive for calculating earnings per share in accordance with GAAP.

(b)
Adjusted net income and adjusted earnings per common share are not measures of financial performance under accounting principles generally accepted in the United States (GAAP), and should not be considered as an alternative to net income available to common stockholders or earnings per share. Adjusted net income available to common stockholders and adjusted earnings per share exclude certain items that management believes affect the comparability of operating results. The company believes these adjusted financial measures are a useful adjunct to earnings calculated in accordance with GAAP because:

(i)	Management uses adjusted net income available to common stockholders to evaluate the company's operational trends and performance relative to other oil and natural gas producing companies.

(ii)	Adjusted net income available to common stockholders is more comparable to earnings estimates provided by securities analysts.

(iii)
Items excluded generally are one-time items or items whose timing or amount cannot be reasonably estimated. Accordingly, any guidance provided by the company generally excludes information regarding these types of items.

(c)	We have revised our presentation of adjusted loss per share to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.